October 27, 2014

Via EDGAR

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Freshpet, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed October 2, 2014

File No. 333-198724

Dear Mr. Schwall:

On behalf of Freshpet, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”), a complete copy of Amendment No. 2 (“Amendment No. 2”) to the above-captioned Registration Statement on Form S-1 of the Company, which was initially filed with the Commission on September 12, 2014 (the “Registration Statement”).

Amendment No. 2 reflects certain revisions to the Registration Statement in response to the comment letter, dated October 3, 2014, from the staff of the Commission (the “Staff”). In addition, Amendment No. 2 updates certain of the disclosures contained in the Registration Statement. The numbered paragraphs below set forth the Staff’s comments together with our responses. Page numbers in the text of this response letter correspond to page numbers in Amendment No. 2. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2.

Correspondence Submitted October 1, 2014 and October 2, 2014

General

1.

Staff’s comment: We reviewed your draft submissions, but are unable to verify or agree many of the amounts you present to other corresponding or underlying supporting information contained in your related financial statements and other information presented elsewhere in your filing. Accordingly, please revise your disclosures to more fully address the information you disclose in the following areas, to enable readers of your filing to more readily agree the various pro forma and other pricing-related information to your underlying financial information and the impacts of your anticipated related transactions described:

a.	Equity Sponsor, page 6 – Provide the number of shares MidOcean will own to verify percentage ownership following consummation of your offering.

b.	The Offering, page 8 – Provide narrative detail of the calculation of shares outstanding immediately after completion of your offering.

c.	Summary Consolidated Financial Data, page 11 – Provide support and calculations for all of the pro forma amounts presented in the tables on page 12.

d.	Use of Proceeds, page 36 – Provide support and detailed calculations for estimated net proceeds (without and with underwriters’ option exercise).

e.	Use of Proceeds, page 36 – Provide detail of your “sensitivity” calculations (i.e., $1.00 price change).

f.	Use of Proceeds, page 36 – Provide detailed breakdown of each of the components being paid down from the $86.8 million of net proceeds received from the debt refinancing and your offering.

g.	Capitalization, page 38 – Provide details of each pro forma transaction and how or where it is reflected in the Capitalization table, so the amounts disclosed can be verified.

h.	Capitalization, page 38 – Provide detail of your “sensitivity” calculations (i.e., $1.00 price change and 1 million share change) in footnote (1) on page 39.

i.	Dilution, page 40 – Provide support and calculations for all of the amounts presented (net tangible value calculations for each scenario, increased amount per share attributable to new investors, etc.)

j.	Dilution, page 40 – Provide detail of all “sensitivity” calculations (if different from those requested previously).

k.	Selected Historical Consolidated Financial and Other Data, page 43 – Provide support and calculations for all of the pro forma amounts presented in the tables on page 43.

Response:

a.	We have revised the disclosure on page 6 to include the number of shares of common stock that MidOcean will hold following the completion of the offering.

b.	We have revised the disclosure on page 10 to include the calculation of shares outstanding following the completion of the offering.

c.	We have revised footnotes 4 and 5 on pages 14 and 15 to show the calculations of the pro forma and pro forma adjusted amounts in the tables on page 12.

d.	We have revised the disclosure in “Use of Proceeds” on page 37 to disclose the net proceeds of the offering, less estimated underwriting discounts and commissions based on the terms of the offering and in the event that the underwriters exercise their option to purchase additional shares. In addition, for the sake of clarity we have included the sources and uses of funds received from this offering and the Debt Refinancing in tabular form, including the estimated expenses of approximately $3.0 million, as disclosed in Part II of the Registration Statement. The net proceeds of the offering assumes underwriting discounts and commissions of 7% of the price at which the shares are offered to the public, which reflects the current understanding between the Company and the underwriters. Since the underwriting agreement with respect to this offering has not yet been executed, we can only estimate the total underwriting discounts and commissions at this time.

e.	The sensitivity analysis on page 37 assumes no change in the estimated offering expenses (other than the additional 7% underwriting discounts and commissions related to the additional shares). As discussed in response 1(d), since the underwriting agreement with respect to this offering has not yet been executed, this is only an estimate.

f.	In response to the Staff’s comment, we have revised the disclosure on pages 37 and 38 to further clarify each of the components being paid off with the net proceeds received from the Debt Refinancing and the proceeds of the offering.

g.	In response to the Staff’s comment, we have revised the footnotes to the “Capitalization” section on page 41 to provide additional details related to the pro forma transactions.

h.	The sensitivity analysis in footnote 3 on page 41 assumes no change in the estimated offering expenses (other than the additional 7% underwriting discounts and commissions related to the additional shares). As discussed in response 1(d), since the underwriting agreement with respect to this offering has not yet been executed, this is only an estimate.

i.	We have revised the disclosure on page 42 to further clarify and support the calculations of the amounts presented in “Dilution.”

j.	The sensitivity analysis on page 43 assumes no change in the estimated offering expenses (other than the additional 7% underwriting discounts and commissions related to the additional shares). As discussed in response 1(d), since the underwriting agreement with respect to this offering has not yet been executed, this is only an estimate.

k.	We have revised footnotes 4 and 5 on pages 47 and 48 to show the calculations of the pro forma and pro forma adjusted amounts in the tables on page 45.

2.	Staff’s comment: On October 1, you provided changed pages indicating that you were changing the size and fee calculation methodology, but the amendment you filed on October 2 does not yet reflect those changes. Please ensure that the legality opinion you file as exhibit 5.1 continues to reflect accurately the size of the proposed offering. Also, we may have comments once you file the omitted exhibits, including any agreements related to the senior secured debt facilities you discuss in the new “Debt Refinancing” disclosure at page 56.

Response: The Company respectfully advises the Staff that it has revised the size and fee calculation methodology in Amendment No. 2 and that the legality opinion filed as exhibit 5.1 accurately reflects the size of the proposed offering. Further, the Company acknowledges the Staff’s comment with respect to omitted exhibits and will allow sufficient time to respond to any future comments the Staff may have regarding such exhibits.

Preliminary Third Quarter Results, page 5

3.	Staff’s comment: We note in your disclosure, as well as in the separate paragraph at the top of this page entitled “Continue to enhance our operating margins,” you use the terms “operating margins,” “gross margins,” and “gross profit.” It is unclear if each of these terms is a distinctly different financial measure, or if each is meant to convey the same measure to readers. Accordingly, please revise your disclosures here, as well as elsewhere in your filing, to clearly define these measures when disclosed, and to eliminate any corresponding inconsistencies in your filing. Additionally, clarify whether and, if so, how the information disclosed under this section relates to or updates measures presented elsewhere.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure to clearly define “operating margins” as the Company’s “net sales minus costs of goods sold minus selling, general & administrative expenses divided by net sales” and “gross profit margins” as the Company’s “gross profit as a percentage of net sales.” The Company further advises the Staff that the measures used in this section of Amendment No. 2 are consistent with, and not meant to update, the measures presented elsewhere in the Registration Statement.

4.	Staff’s comment: Supplementally, tell us whether any preliminary results for the third quarter, other than those disclosed here, indicate trends or developments that differ materially from those reflected in the historical financial statements or MD&A included elsewhere in your filing.

Response: The Company respectfully advises the Staff that the Company’s preliminary results for the third quarter, including those not included in the “Preliminary Third Quarter Results” section of the Registration Statement, do not indicate any trends or developments that differ materially from those reflected in the historical financial statements or MD&A included elsewhere in the Registration Statement.

Management, page 78

5.	Staff’s comment: You provide six new biographical sketches pursuant to Item 401(e) of Regulation S-K, but only the sketch for Mr. Steeneck appears to be free from gaps and ambiguities regarding the principal employers and positions each director held during the past five years. Please provide revised sketches which eliminate all such gaps and ambiguities.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 83 and 84.

*            *             *            *

In addition, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me at (201) 520-4080.

Sincerely,

/s/ Richard Kassar
Richard Kassar

cc:	Christian O. Nagler, Esq.

Kirkland & Ellis LLP

Marc D. Jaffe, Esq.

Latham & Watkins LLP